Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Andina Acquisition Corporation (a company in the development stage) on Amendment No. 1 to Form S-1 [File No. 333-178061] of our report dated November 18, 2011 which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the financial statements of Andina Acquisition Corporation (a development stage company) for the period from September 21, 2011 (inception) through November 8, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

New York, NY

December 28, 2011